UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lombard Medical, Inc.
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

KYG555981094
(CUSIP Number)

MicroPort Scientific Corporation

1601 Zhangdong Road

Z.J. Hi-Tech Park

Shanghai 201203

P.R. China

Phone: (86)(21) 38954600

Attention: Board Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. KYG555981094

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only).

MicroPort Scientific Corporation
2.	Check the Appropriate Box if a Member of a Group

a)	☒

b)	☐
3.	SEC Use Only
4.	Source of Funds
WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Cayman Islands
Number of Shares		7. Sole Voting Power	16,046,460*
Beneficially Owned by		8. Shared Voting Power	11,207,750**
Each Reporting		9. Sole Dispositive Power	13,804,910***
Person With		10. Shared Dispositive Power	11,207,750**
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,046,460*
	12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
	13.	Percent of Class Represented by Amount in Row (11) 40.98%****
	14.	Type of Reporting Person CO

* Based on (i) 8,966,200 shares of ordinary shares, par value $0.01 per share (the “Ordinary Shares”) of Lombard Medical, Inc. (the “Issuer”) issuable pursuant to the Convertible Note (as defined below) for which MicroPort Scientific Corporation (“MP”) has sole voting and dispositive powers as a result of its 80% equity interest in MicroPort NeuroTech CHINA Corp. Limited, (“MP NeuroTech China”), plus (ii) 2,241,550 shares of Ordinary Shares for which MP has sole voting powers because Alliance One Investment Singapore PTE Ltd. (“Alliance

CUSIP No. KYG555981094

One”) has provided an irrevocable proxy to MP to allow MP to vote all the shares it holds in MP NeuroTech China at MP’s discretion, and plus (iii) 4,838,710 shares of Ordinary Shares deemed beneficially owned by MP due to 60% equity ownership of MicroPort NeuroTech Corp. (“MP NeuroTech”). On December 19, 2016, MP NeuroTech purchased $5 million of Ordinary Shares of the Issuer at $0.62 per share (the “Shares”), totaling 8,064,516 shares, pursuant to the Investment Agreement. Reference the separate Schedule 13D filed by MP with the Securities and Exchange Commission on the date hereof for additional details about its beneficial ownership relating to the Shares.

**The number is based on the maximum number of shares of Ordinary Shares that the Convertible Note (as defined below) is convertible into within 60 days of the filing of this Schedule 13D. The calculation of such maximum number is based on the interest rate of the Convertible Note, which is the 6-month LIBOR rate as of December 1, 2016 of 1.29100% plus 4%. The conversion price for the Convertible Note is $.90 per Ordinary Share.

***Based on (i) 8,966,200 shares of Ordinary Shares issuable pursuant to the Convertible Note, and plus (ii) 4,838,710 shares of Ordinary Shares deemed beneficially owned by MP due to its 60% equity ownership of MP NeuroTech.

**** Based on 39,158,230 shares of Ordinary Shares outstanding as of the date of filing of this Schedule 13D, consisting of (i) 19,885,964 shares of Ordinary Shares outstanding as of December 31, 2015, as disclosed by the Issuer on February 22, 2016, plus (ii) the Shares issued under the Investment Agreement, plus (iii) 11,207,750 shares of Ordinary Shares issuable under the Convertible Note within 60 days of the filing of this Schedule 13D that may be deemed beneficially owned by MP due to its 80% equity ownership of MP NeuroTech China and the voting proxy from Alliance One.

CUSIP No. KYG555981094

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only).

New Alliance FF Limited
2.	Check the Appropriate Box if a Member of a Group

c)	☒

d)	☐
3.	SEC Use Only
4.	Source of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
British Virgin Islands
Number of Shares		7. Sole Voting Power	0*
Beneficially Owned by		8. Shared Voting Power	0*
Each Reporting		9. Sole Dispositive Power	0*
Person With		10. Shared Dispositive Power	0*
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
	12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
	13.	Percent of Class Represented by Amount in Row (11) 0%*
	14.	Type of Reporting Person IV

*On March 13, 2017, New Alliance transferred its 20% equity ownership in MP NeuroTech China to Alliance One (the “Transfer”).

CUSIP No. KYG555981094

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only).

MicroPort NeuroTech CHINA Corp. Limited.
2.	Check the Appropriate Box if a Member of a Group

e)	☒

f)	☐
3.	SEC Use Only
4.	Source of Funds
AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Hong Kong
Number of Shares		7. Sole Voting Power	0
Beneficially Owned by		8. Shared Voting Power	11,207,750**
Each Reporting		9. Sole Dispositive Power	0
Person With		10. Shared Dispositive Power	11,207,750**
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,207,750**
	12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
	13.	Percent of Class Represented by Amount in Row (11) 28.62%****^
	14.	Type of Reporting Person IV

**The number is based on the maximum number of shares of Ordinary Shares that the Convertible Note is convertible into within 60 days of the filing of this Schedule 13D. The calculation of such maximum number is based on the interest rate of the Convertible Note, which is the 6-month LIBOR rate as of December 1, 2016 of 1.29100% plus 4%. The conversion price for the Convertible Note is $.90 per Ordinary Share.

CUSIP No. KYG555981094

**** Based on 39,158,230 shares of Ordinary Shares outstanding as of the date of filing of this Schedule 13D, consisting of (i) 19,885,964 shares of Ordinary Shares outstanding as of December 31, 2015, as disclosed by the Issuer on February 22, 2016, plus (ii) the Shares issued under the Investment Agreement, plus (iii) 11,207,750 shares of Ordinary Shares issuable under the Convertible Note within 60 days of the filing of this Schedule 13D that may be deemed beneficially owned by MP NeuroTech China.

^ Notwithstanding the percentage of the outstanding shares of the Issuer set forth herein, pursuant to the terms of the Convertible Note, if the total number of Ordinary Shares that MP NeuroTech China has the right to convert the Convertible Note into at any conversion time, together with Ordinary Shares already beneficially owned by MP NeuroTech China and its affiliates (i.e. MP NeuroTech), represents 50% or more of the voting power of all voting shares of the Issuer (based on the total number of voting outstanding at such time), then the conversion right of MP NeuroTech China is capped at 49% of the voting power of all voting shares of the Issuer (based on the voting shares outstanding at such time) and the remainder of the Convertible Note, subject to certain limitations agreed upon with the Issuer’s senior debt holder, shall be paid out in cash.

CUSIP No. KYG555981094

15.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only).

Alliance One Investment Singapore PTE Ltd.
16.	Check the Appropriate Box if a Member of a Group

g)	☒

h)	☐
17.	SEC Use Only
18.	Source of Funds
OO*
19.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
20.	Citizenship or Place of Organization
Singapore
Number of Shares		21. Sole Voting Power	0**
Beneficially Owned by		22. Shared Voting Power	11,207,750***
Each Reporting		23. Sole Dispositive Power	2,241,550****
Person With		24. Shared Dispositive Power	11,207,750***
	25.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,241,550****
	26.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
	27.	Percent of Class Represented by Amount in Row (11) 7.42%*****
	28.	Type of Reporting Person IV

*The shares were acquired through the Transfer (defined herein).

**Alliance One has provided an irrevocable proxy to MP, allowing MP to vote all the shares it holds in MP NeuroTech China in MP’s discretion.

CUSIP No. KYG555981094

***The number is based on the maximum number of shares of Ordinary Shares that the Convertible Note is convertible into within 60 days of the filing of this Schedule 13D. The calculation of such maximum number is based on the interest rate of the Convertible Note, which is the 6-month LIBOR rate as of December 1, 2016 of 1.29100% plus 4%. The conversion price for the Convertible Note is $.90 per Ordinary Share.

****Represents 20% of the Ordinary Shares issuable pursuant to the Convertible Note within 60 days of filing of this Schedule 13D as Alliance One has 20% equity ownership of MP NeuroTech China.

***** Based on 30,192,030 shares of Ordinary Shares outstanding as of the date of filing of this Schedule 13D, consisting of (i) 19,885,964 shares of Ordinary Shares outstanding as of December 31, 2015, as disclosed by the Issuer on February 22, 2016, plus (ii) the Shares issued under the Investment Agreement, and plus (iii) 2,241,550 shares of Ordinary Shares issuable under the Convertible Note within 60 days of the filing of this Schedule 13D that may be deemed beneficially owned by Alliance One.

^^Alliance One specifically disclaims beneficial ownership of any Ordinary Shares issuable under the Convertible Note for the benefit of MP.

EXPLANATORY NOTE

On March 13, 2017 New Alliance transferred its 20% equity ownership in MP NeuroTech China to Alliance One (the “Transfer”). This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed with respect to the Reporting Persons to reflect the Transfer. This Amendment amends, supplements and restates (as applicable) the Schedule 13D as previously filed on December 27, 2016 (the “Original Filing” and, as amended, the “Schedule 13D”). Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported in the Original Filing. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in the Original Filing.

Item 4.     Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On March 13, 2017 New Alliance transferred its 20% equity ownership in MP NeuroTech China to Alliance One (the “Transfer”). As a result of the Transfer, Alliance One now retains sole dispositive powers over the Ordinary Shares underlying the Convertible Note in the same proportion as its percentage equity ownership in MP NeuroTech China. Alliance One has provided an irrevocable proxy to MP, allowing MP to vote all the shares it holds in MP NeuroTech China in MP’s discretion. In addition, as a result of the Transfer, Alliance One now retains shared voting and dispositive power over all Ordinary Shares underlying the Convertible Note.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)    and (b)

Reporting Persons	Number of Ordinary Shares with Sole Voting Power	Number of Ordinary Shares with Shared Voting Power	Number of Ordinary Shares with Sole Dispositive Power	Number of Ordinary Shares with Shared Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
MicroPort Scientific Corporation	16,046,460	11,207,750	16,046,460	11,207,750	16,046,460	40.98%
New Alliance FF Limited	0	0	0	0	0	0%
MicroPort NeuroTech CHINA Corp. Limited	0	11,207,750	0	11,207,750	11,207,750	28.62%
Alliance One Investment Singapore PTE Ltd.	0	11,207,750	2,241,550	11,207,750	2,241,550^^	7.42%

CUSIP No. KYG555981094

^^Alliance One specifically disclaims beneficial ownership of any Ordinary Shares issuable under the Convertible Note for the benefit of MP.

(c)

Other than Transfer reported herein, None of New Alliance, MP NeuroTech China or Alliance One has effected any transactions involving the Ordinary Shares in the 60 days prior to the filing of this Schedule 13D.

(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

In connection with the issuance of the Convertible Note, the Investment Agreement provides certain rights to the Reporting Persons. The description of the Investment Agreement set forth in Item 4 is incorporated in this Item 6 by reference.

MP and Alliance One have 80% and 20% equity ownership in MP NeuroTech China, respectively. Each entity also has sole dispositive powers over the Ordinary Shares underlying the Convertible Note in the same proportion as its percentage equity ownership in MP NeuroTech China. Alliance One has provided an irrevocable proxy to MP, allowing MP to vote all the shares it holds in MP NeuroTech China in MP’s discretion.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

Exhibit 1.1

Joint Filing Agreement, dated April 7, 2017, by and among MicroPort Scientific Corporation, New Alliance FF Limited, MicroPort NeuroTech CHINA Corp LIMITED and Alliance One Investment Singapore PTE Ltd.

CUSIP No. KYG555981094

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 7, 2017

MicroPort Scientific Corporation

By: /s/ Dr. Zhaohua Chang

Name / Title: Dr. Zhaohua Chang, Executive Director

New Alliance FF Limited

By: /s/ Qu Lie Feng

Name / Title: Qu Lie Feng, Representative

MicroPort NeuroTech CHINA Corp LIMITED

By: /s/ Dr. Zhaohua Chang

Name / Title: Dr. Zhaohua Chang, Director

Alliance One Investment Singapore PTE Ltd.

By: /s/ Qu Lie Feng

Name / Title: Qu Lie Feng, Representative